                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)


                       CONSOLIDATED CAPITAL PROPERTIES VI
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                               ------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation* $3,162,622.36              Amount of Filing Fee: $632.52

--------------------------------------------------------------------------------
* For purposes of calculating the fee only. This amount assumes the purchase of 129,722 units of limited partnership interest of the subject partnership for $24.38 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid: $627.08           Filing Parties: Aimco Properties, L.P.


Form or Registration No.: Schedule 14D-1  Date Filed: November 15, 1999




                         (Continued on following pages)




                                Page 1 of 4 Pages

       AMENDMENT NO. 1 TO SCHEDULE 14D-1/AMENDMENT NO. 8 TO SCHEDULE 13D

                  This Statement (the "Statement") constitutes (a) Amendment No. 1 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's Litigation Settlement Offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Properties VI (the "Partnership"); and (b) Amendment No. 8 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on December 16, 1994, by Insignia Financial Group, Inc. ("Insignia") and LP 6 Acceptance Corporation ("LP 6"), as amended by (i) Amendment No. 1, filed with the Commission on December 19, 1994, by Insignia and LP 6, (ii) Amendment No. 2, filed with the Commission on April 24, 1997, by Insignia, LP 6, Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on October 26, 1998, by IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (iv) Amendment No. 4, filed with the Commission on June 2, 1999, by AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (v) Amendment No. 5, filed with the Commission on July 1, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vi) Amendment No. 6, filed with the Commission on August 6, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (vii) Amendment No. 7, filed with the Commission on November 15, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

(1)      MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1) Litigation Settlement Offer, dated November 11, 1999 (Previously filed).
                  (a)(2)   Letter of Transmittal and related Instructions.

                  (a)(3) Letter, dated November 11, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
                  (a)(4) Supplement to the Litigation Settlement Offer, dated December 16, 1999.
                  (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (z)(1) Agreement of Joint Filing, dated November 11, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT and IPLP (Previously filed).



                                Page 2 of 4 Pages

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 1999
                                             AIMCO/IPT, INC.

                                             By: /s/ Patrick J. Foye
                                                ------------------------------
                                                 Executive Vice President

                                             INSIGNIA PROPERTIES, L.P.

                                             By: AIMCO/IPT, INC.
                                                 (General Partner)

                                             By: /s/ Patrick J. Foye
                                                ------------------------------
                                                 Executive Vice President

                                             AIMCO PROPERTIES, L.P.

                                             By: AIMCO-GP, INC.
                                                 (General Partner)

                                             By: /s/ Patrick J. Foye
                                                ------------------------------
                                                 Executive Vice President

                                             AIMCO-GP, INC.

                                             By: /s/ Patrick J. Foye
                                                ------------------------------
                                                 Executive Vice President

                                             APARTMENT INVESTMENT
                                             AND MANAGEMENT COMPANY

                                             By: /s/ Patrick J. Foye
                                                ------------------------------
                                                 Executive Vice President


                                Page 3 of 4 Pages

                                  EXHIBIT INDEX


       EXHIBIT NO.               DESCRIPTION
       -----------               -----------

         (a)(1)   Litigation Settlement Offer, dated November 11, 1999
                  (Previously filed).
         (a)(2)   Letter of Transmittal and related Instructions.
         (a)(3)   Letter, dated November 11, 1999, from AIMCO OP to the Limited
                  Partners of the Partnership (Previously filed).
         (a)(4)   Supplement to the Litigation Settlement Offer, dated December
                  16, 1999.
         (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of
                  America, Bank Boston, N.A., and First Union National Bank.
                  (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated
                  August 16, 1999, is incorporated herein by this reference.)
         (c)      Not applicable.
         (d)      Not applicable.
         (e)      Not applicable.
         (f)      Not applicable.
         (z)(1)   Agreement of Joint Filing, dated November 11, 1999, among
                  AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT and IPLP (Previously filed).



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